Exhibit 11.1

CONSENT OF INDEPENDENT AUDITOR

We consent to the use in the Offering Circular constituting a part of this Offering Statement on Form 1-A, as it may be amended, of our Audited Financial Statements and Independent Auditor’s Report, dated February 6, 2025 relating to consolidated financial statements of Bequest Bonds I, Inc., which comprise the consolidated balance sheet as of December 31, 2024 and the related consolidated statements of income and cash flow for the period from February 15, 2024 to December 31, 2024, and the related notes to the consolidated financial statements. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We further consent to any other references to us in the Offering Circular.

July 31, 2025	Tesseract Advisory Group
Date
By:
Name: Philip Debaugh, CPA
Position: Owner